EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2001

(Dollar Amounts in Thousands)

Monongahela
Power
Earnings:
Net income	$ 49,426
Plus: Fixed charges (see below)	28,230
Income taxes	26,639
Amort of capitalized interest	10
Income distributions of equity investees	3,998
Less: Capitalized interest	(732)
Inc from unconsolidated equity investees	(2,339)

Total Earnings	$ 105,232

Fixed Charges:
Interest on long-term debt	$ 25,468
Other interest	1,062
Estimated interest
component of rentals	1,700

Total Fixed Charges	$ 28,230

Ratio of Earnings to Fixed Charges	3.73